UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-38051)

China Rapid Finance Limited

2nd Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Up to March 18, 2020, the Board of China Rapid Finance Limited (NYSE: XRF) ("XRF" or the "Company") received multiple proposals to make the payment to the Senior Secured Promissory Note (the “Note”), which is issued pursuant to, and subject in all respects to, the terms of that certain Share Purchase Agreement (the “Purchase Agreement”), dated as December 24, 2019, by and between XRF and True North Financial, LLC (“TNF”). The Board is evaluating the best solution for the Company.

The Board also granted additional sixty (60) calendar days extension to the Note because of limited availability of staff for due diligence due to COVID-19. The entire unpaid principal amount shall become fully due and payable on or before April 26, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/s/ Steven Foo
Steven Foo
Chief Financial Officer

Date: March 18, 2020